UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
OSI RESTAURANT PARTNERS, INC.
(Name of the Issuer)
OSI RESTAURANT PARTNERS, INC.
CHRIS T. SULLIVAN
ROBERT D. BASHAM
J. TIMOTHY GANNON
A. WILLIAM ALLEN, III
PAUL E. AVERY
JOSEPH J. KADOW
DIRK A. MONTGOMERY
KANGAROO HOLDINGS, INC.
KANGAROO ACQUISITION, INC.
BAIN CAPITAL (OSI) IX, L.P.
BAIN CAPITAL FUND IX, L.P.
CATTERTON PARTNERS VI, L.P.
CATTERTON PARTNERS VI, OFFSHORE, L.P.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
6704A101
(CUSIP Number of Class of Securities)
JOSEPH J. KADOW, ESQ.
Executive Vice President, Chief Officer-Legal & Corporate Affairs
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607
(813) 282-1225
Copies to:

DAVID A. KATZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	JANE D. GOLDSTEIN, ESQ. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000	JOHN M. GHERLEIN, ESQ. Baker & Hostetler LLP 3200 National City Center 1900 East Ninth Street Cleveland, Ohio 44114 (216) 621-0200

STEPHEN FRAIDIN, ESQ. Kirkland & Ellis LLP 153 E. 53rd Street New York, New York 10022 (212) 446-4800	A. RICHARD SUSKO, ESQ. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-3999
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,176,996,175	$339,939

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) the number of shares of Common Stock that are proposed to be acquired in the merger and (II) the merger consideration of $40.00 in cash per share of Common Stock, plus (y) $118,784,585 expected to be paid to holders of options to purchase Common Stock with an exercise price of less than $40.00 per share in exchange for cancellation of such options, plus (z) $1,501,320 expected to be paid to holders of deferred compensation units in exchange for cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .000107.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $339,939
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: OSI Restaurant Partners, Inc.
Date Filed: January 17, 2007
Introduction
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) OSI Restaurant Partners, Inc., a Delaware corporation (“OSI” or the “Company”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Chris T. Sullivan, Robert D. Basham, J. Timothy Gannon, A. William Allen, III, Paul E. Avery, Joseph J. Kadow and Dirk A. Montgomery (collectively, the “OSI Investors”), (3) Kangaroo Holdings, Inc., a Delaware corporation (“Parent”), (4) Kangaroo Acquisition, Inc., a Delaware corporation (“Merger Sub”), (5) Bain Capital (OSI) IX, L.P., a Delaware limited partnership1, and Bain Capital Fund IX, L.P., a Cayman Islands exempted limited partnership (collectively, “Bain Funds”), and (6) Catterton Partners VI, L.P., a Delaware limited partnership, and Catterton Partners VI, Offshore, L.P., a Cayman Islands exempted limited partnership (collectively, “Catterton VI Funds,” and together with OSI, the OSI Investors, Parent, Merger Sub and Bain Funds, the “Filing Parties” and each a “Filing Party”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 5, 2006, by and among OSI, Parent and Merger Sub.
     Concurrently with the filing of this Schedule 13E-3, OSI is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date. In addition, the Merger Agreement requires that a majority of the outstanding shares of Common Stock entitled to vote at the special meeting vote for the adoption of the Merger Agreement without consideration as to the vote of any shares held by the OSI Investors.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no other Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     1It is expected that, in advance of the merger, Bain Capital Fund IX, L.P. will assign its commitment to invest in Parent to Bain Capital (OSI) IX, L.P. and other associated collective investment vehicles.

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2. Subject Company Information
Regulation M-A Item 1002
     (a) The information set forth in the Proxy Statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is incorporated herein by reference.
     (b)-(d) The information set forth in the Proxy Statement under the caption “MARKET PRICE OF OUR COMMON STOCK” is incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “IDENTITY AND BACKGROUND OF FILING PERSONS”
     ANNEX E—Information Relating to Parent, Merger Sub and the Funds

Item 4. Terms of the Transaction
Regulation M-A Item 1004
     (a)(1) Not applicable.
     (a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the OSI Investors”
     “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and the Funds”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Appraisal Rights”
     “APPRAISAL RIGHTS”
     ANNEX D—Section 262 of the Delaware General Corporation Law
     (e) The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” is incorporated herein by reference.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005

     (a) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
     (c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT—Treatment of Stock, Stock Options and Other Stock-Based Awards”
     “THE MERGER AGREEMENT—Exchange and Payment Procedures”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
     (c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Plans for OSI After the Merger”
     “SPECIAL FACTORS—Financing”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the OSI Investors”
     “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and the Funds”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Position of the OSI Investors Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Position of Parent, Merger Sub and the Funds Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Conduct of OSI’s Business if the Merger is Not Completed”
     “SPECIAL FACTORS—Plans for OSI After the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Plans for OSI After the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

     “SPECIAL FACTORS—Fees and Expenses”
     “THE MERGER AGREEMENT”
     “APPRAISAL RIGHTS”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
     ANNEX D—Section 262 of the Delaware General Corporation Law
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the OSI Investors”
     “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and the Funds”
     “SPECIAL FACTORS—Position of the OSI Investors Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Position of Parent, Merger Sub and the Funds Regarding the Fairness of the Merger”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “THE MERGER AGREEMENT—Conditions to the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     (f) None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Opinion of Wachovia Capital Markets, LLC”
     “SPECIAL FACTORS—Opinion of Piper Jaffray & Co.”
     ANNEX B—Opinion of Wachovia Capital Markets, LLC
     ANNEX C—Opinion of Piper Jaffray & Co.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing”
     “SPECIAL FACTORS—Guarantees”
     “THE MERGER AGREEMENT—Financing Commitments; Cooperation of OSI”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Conduct of OSI’s Business if the Merger is Not Completed”
     “SPECIAL FACTORS—Fees and Expenses”
     “THE MERGER AGREEMENT—Termination”
     “THE MERGER AGREEMENT—Termination Fees and Expenses”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing”
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
Item 13. Financial Statements
Regulation M-A Item 1010
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “INFORMATION ABOUT OSI—Selected Financial Data”
     “INFORMATION ABOUT OSI—Financial Statements”
     “INFORMATION ABOUT OSI—Net Book Value Per Share of OSI Common Stock”
     “INFORMATION ABOUT OSI—Ratio of Earnings to Fixed Charges”

     “FINANCIAL FORECAST”
     (b) Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Solicitation of Proxies”
     “SPECIAL FACTORS—Fees and Expenses”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Solicitation of Proxies”
Item 15. Additional Information
Regulation M-A Item 1011
     (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016
     (a)(1)      Definitive Proxy Statement filed with the Securities and Exchange Commission on April 3, 2007.
     (a)(2)      Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
     (b)(1)      Commitment Letter from Deutsch Bank AG New York Branch, Deutsch Bank AG Cayman Islands Branch, Deutsch Bank Securities, Inc., Bank of America, N.A., Banc of America Bridge, LLC and Banc of America Securities LLC to Kangaroo Acquisition, Inc., dated as of November 5, 2006.*
     (c)(1)      Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the Proxy Statement.
     (c)(2)      Opinion of Piper Jaffray & Co., attached as Annex C to the Proxy Statement.
     (c)(3)      Financial analysis presentation materials, dated November 3, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.*
     (c)(4)      Financial analysis presentation materials, dated November 5, 2006, prepared by Piper Jaffray & Co., for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (c)(5)      Financial analysis presentation materials, dated August 18, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (c)(6)      Financial analysis presentation materials, dated September 15, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (c)(7)      Financial analysis presentation materials, dated October 9, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (d)(1)      Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Statement.*
     (d)(2)      Letter of Intent from Kangaroo Holdings, Inc. to Robert Basham, J. Timothy Gannon and Chris Sullivan, dated November 5, 2006.*
     (d)(3)      Letter of Intent from Kangaroo Holdings, Inc. to Bill Allen, Paul Avery, Dirk Montgomery and Joe Kadow, dated November 5, 2006.*
     (d)(4)      Amendment, dated November 5, 2006, by and among A. William Allen, III, OSI Restaurant Partners, Inc. and OS Restaurant Services, Inc.*
     (d)(5)      Amendment, dated November 5, 2006, by and among Paul E. Avery, OSI Restaurant Partners, Inc. and Outback Steakhouse of Florida, Inc.*
     (d)(6)      Amendment, dated November 5, 2006, by and among Joseph J. Kadow, OSI Restaurant Partners, Inc., OS Restaurant Services, Inc., OS Management, Inc. and Outback Steakhouse of Florida, Inc.*
     (d)(7)      Amendment, dated November 5, 2006, by and between Dirk Montgomery and OSI Restaurant Partners, Inc.*
     (f)      Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.
     (g)      None.
*   Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on January 17, 2007.
** Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 26, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007

OSI RESTAURANT PARTNERS, INC.

	By:	/s/ Joseph J. Kadow

		Name:	Joseph J. Kadow
		Title:	Executive Vice President and General Counsel
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ Chris T. Sullivan
Chris T. Sullivan

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ Robert D. Basham
Robert D. Basham

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ J. Timothy Gannon
J. Timothy Gannon

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ A. William Allen III
A. William Allen III

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ Paul E. Avery
Paul E. Avery

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ Joseph J. Kadow
Joseph J. Kadow

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ Dirk Montgomery
Dirk Montgomery

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	KANGAROO HOLDINGS, INC.

	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Vice President
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	KANGAROO ACQUISITION, INC.

	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Vice President
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	BAIN CAPITAL (OSI) IX, L.P.

	By:	BAIN CAPITAL PARTNERS IX, L.P.,
its general partner

	By:	BAIN CAPITAL INVESTORS, LLC,
its general partner

	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Managing Director
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	CATTERTON PARTNERS VI, L.P.

	By:	CATTERTON MANAGING PARTNER VI,
L.L.C.,
its general partner

	By:	CP6 MANAGEMENT, L.L.C.
its managing member

	By:	/s/ J. Michael Chu
		Name:	J. Michael Chu
		Title:	Managing Member
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	CATTERTON PARTNERS VI, OFFSHORE, L.P.

	By:	CATTERTON MANAGING PARTNER VI,
L.L.C.,
its general partner

	By:	CP6 MANAGEMENT, L.L.C.
its managing member

	By:	/s/ J. Michael Chu
		Name:	J. Michael Chu
		Title:	Managing Member

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	BAIN CAPITAL FUND IX, L.P.

	By:	BAIN CAPITAL PARTNERS IX, L.P.,
its general partner

	By:	BAIN CAPITAL INVESTORS, LLC,
its general partner

	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Managing Director

EXHIBIT INDEX
     (a)(1)      Definitive Proxy Statement filed with the Securities and Exchange Commission on April 3, 2007.
     (a)(2)      Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
     (b)(1)      Commitment Letter from Deutsch Bank AG New York Branch, Deutsch Bank AG Cayman Islands Branch, Deutsch Bank Securities, Inc., Bank of America, N.A., Banc of America Bridge, LLC and Banc of America Securities LLC to Kangaroo Acquisition, Inc., dated as of November 5, 2006.*
     (c)(1)      Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the Proxy Statement.
     (c)(2)      Opinion of Piper Jaffray & Co., attached as Annex C to the Proxy Statement.
     (c)(3)      Financial analysis presentation materials, dated November 3, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.*
     (c)(4)      Financial analysis presentation materials, dated November 5, 2006, prepared by Piper Jaffray & Co., for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (c)(5)      Financial analysis presentation materials, dated August 18, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (c)(6)      Financial analysis presentation materials, dated September 15, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (c)(7)      Financial analysis presentation materials, dated October 9, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**
     (d)(1)      Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Statement.*
     (d)(2)      Letter of Intent from Kangaroo Holdings, Inc. to Robert Basham, J. Timothy Gannon and Chris Sullivan, dated November 5, 2006.*
     (d)(3)      Letter of Intent from Kangaroo Holdings, Inc. to Bill Allen, Paul Avery, Dirk Montgomery and Joe Kadow, dated November 5, 2006.*
     (d)(4)      Amendment, dated November 5, 2006, by and among A. William Allen, III, OSI Restaurant Partners, Inc. and OS Restaurant Services, Inc.*
     (d)(5)      Amendment, dated November 5, 2006, by and among Paul E. Avery, OSI Restaurant Partners, Inc. and Outback Steakhouse of Florida, Inc.*
     (d)(6)      Amendment, dated November 5, 2006, by and among Joseph J. Kadow, OSI Restaurant Partners, Inc., OS Restaurant Services, Inc., OS Management, Inc. and Outback Steakhouse of Florida, Inc.*
     (d)(7)      Amendment, dated November 5, 2006, by and between Dirk Montgomery and OSI Restaurant Partners, Inc.*
     (f)      Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.
     (g)      None.
*   Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on January 17, 2007.
** Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 26, 2007.